                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D
                         UNDER THE EXCHANGE ACT OF 1934

                               (Amendment No. 2)*


                           National Mercantile Bancorp
-------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    636912206
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Richard J. Perry, Jr., Esquire
                            1826 Jefferson Place, N.W.
                             Washington, D.C.  20036
                                 (202) 775-8109
 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 August 15, 2005
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                        Exhibit Index at page 16

-------------------------------------------------------------------------------
CUSIP NUMBER   636912206
-------------------------------------------------------------------------------
     1.        NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
               PERSONS (ENTITIES ONLY).

               Hovde Capital Advisors LLC / 03-0430205

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS (See Instructions)

               AF
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) AND 2(e) [  ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Organized: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY            0
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH(1)
                    236,918 shares
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

                    0
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    236,918 shares
               ----------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    236,918 shares
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    5.5%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
                    OO
-------------------------------------------------------------------------------
(1) The 236,918 shares beneficially owned by Hovde Capital Advisors LLC are as
Investment Manager to Financial Institution Partners III, L.P., Financial
Institution Partners, L.P., Financial Institution Partners, Ltd., and Financial
Institution Partners IV, L.P., the direct owners.

Page 2 of 17

-------------------------------------------------------------------------------
CUSIP NUMBER   636912206
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
               PERSONS (ENTITIES ONLY).

               Financial Institution Partners III, L.P. / 52-2199979
-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               WC
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) AND 2(e). [  ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Organized: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY            0
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH
                    83,700 shares
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

                    0
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    83,700 shares
               ----------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    83,700 shares
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    1.9%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
                    PN
-------------------------------------------------------------------------------

Page 3 of 17

-------------------------------------------------------------------------------
CUSIP NUMBER   636912206
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
               PERSONS (ENTITIES ONLY)

               Financial Institution Partners, L.P. / 52-1899611
-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               WC
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) AND 2(e). [  ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Organized: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY            0
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH
                    105,235 shares
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

                    0
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    105,235 shares
               ----------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    105,235 shares
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    2.4%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
                    PN
-------------------------------------------------------------------------------

Page 4 of 17

-------------------------------------------------------------------------------
CUSIP NUMBER   636912206
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
               PERSONS (ENTITIES ONLY)

               Financial Institution Partners, Ltd. / N/A
-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               WC
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) AND 2(e). [  ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Organized: Cayman Islands
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY            0
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH
                    33,918 shares
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

                    0
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    33,918 shares
               ----------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    33,918 shares
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    0.8%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
                    OO
-------------------------------------------------------------------------------

Page 5 of 17

-------------------------------------------------------------------------------
CUSIP NUMBER   636912206
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
               PERSONS (ENTITIES ONLY)

               Financial Institution Partners IV, L.P. /  52-2075038
-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               WC
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) AND 2(e). [  ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Organized: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY            0
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH
                    14,065 shares
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

                    0
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    14,065 shares
               ----------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    11,700 shares
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    0.3%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
                    PN
-------------------------------------------------------------------------------

Page 6 of 17

-------------------------------------------------------------------------------
CUSIP NUMBER   636912206
-------------------------------------------------------------------------------
     1.        NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
               PERSONS (ENTITIES ONLY)

               Eric D. Hovde
-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               AF
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) AND 2(e). [  ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY            0
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH(2)
                    236,918 Shares
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

                    0
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    236,918 Shares
               ----------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    236,918 Shares
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    5.5%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
                    IN
-------------------------------------------------------------------------------
(2)   The  236,918 shares beneficially owned by Eric D. Hovde are as  President,
CEO and Managing Member of Hovde Capital Advisors LLC, the Investment Manager to
Financial Institution Partners III, L.P., Financial Institution Partners,  L.P.,
Financial  Institution  Partners, Ltd., and Financial Institution  Partners  IV,
L.P., the direct owners.

Page 7 of 17

-------------------------------------------------------------------------------
CUSIP NUMBER   636912206
-------------------------------------------------------------------------------
     1.        NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
               PERSONS (ENTITIES ONLY)

               Steven D. Hovde
-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               AF
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) AND 2(e) [  ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY            0
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH(3)
                    236,918 Shares
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

                    0
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    236,918 Shares
               ----------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    236,918 Shares
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               5.5%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
               IN
-------------------------------------------------------------------------------
(3)   The  236,918  shares beneficially owned by Steven  D.  Hovde  are  as  the
Chairman  of  Hovde  Capital Advisors LLC, the Investment Manager  to  Financial
Institution Partners III, L.P., Financial Institution Partners, L.P.,  Financial
Institution  Partners, Ltd., and Financial Institution Partners  IV,  L.P.,  the
direct owners.

Page 8 of 17

Item 1.  Security and Issuer

     The class of security to which this statement relates is the common stock, no par value, of National Mercantile Bancorp (the "Issuer"). The address of the principal executive offices of the Issuer is 1880 Century Park East, Los Angeles, CA 90067.

Item 2.  Identity and Background

     The persons filing this statement are Financial Institution Partners III, L.P., Financial Institution Partners, L.P., Financial Institution Partners,
Ltd., Financial Institution Partners IV, L.P. (the "Limited Partnerships"), Hovde Capital Advisors LLC (the "Investment Manager"), Eric D. Hovde, and Steven
D. Hovde who are collectively referred to herein as the "Reporting Persons." The Limited Partnerships are Delaware limited partnerships (with the exception of Financial Institution Partners, Ltd. which is a Cayman Islands Exempted Company) formed for the purpose of investing in, among other things, the equity securities of various financial institutions and financial services companies. Hovde Capital Advisors LLC, a Delaware limited liability company, is the Investment Manager to Financial Institution Partners III, L.P., Financial Institution Partners, L.P., Financial Institution Partners, Ltd., and Financial Institution Partners IV, L.P., the direct owners.

     Eric D. Hovde and Steven D. Hovde each may be deemed to hold beneficial interests in the Shares through ownership of an interest in, and positions as officers and/or members of the Investment Manager. Eric D. Hovde and Steven D. Hovde are also directors and executive officers of Hovde Financial, Inc. ("Hovde Financial"). Hovde Financial does not beneficially own any of the Shares.

     Attached as Schedule 1 hereto and incorporated by reference herein is a list containing the principal business and the address of its principal business and offices for the Limited Partnerships and the Investment Manager as well as information required by (a) through (f) of this Item as to each executive officer, director and/or controlling person of the Investment Manager who are Reporting Persons. The Investment Manager controls Financial Institution Partners III, L.P., Financial Institution Partners, L.P., Financial Institution Partners, Ltd., and Financial Institution Partners IV, L.P., the direct owners.

     None of the Reporting Persons or executive officers, directors or controlling persons of the Investment Manager have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     Information regarding the source and amount of funds used by the Reporting Persons in acquiring beneficial ownership of their Shares is set forth in
Schedule 2 attached hereto and incorporated herein by reference.

Item 4.  Purpose of Transaction

     The number of Shares outstanding has increased due to the conversion of the Issuer's Series A Preferred stock to common stock. Therefore, notwithstanding the Reporting Persons' recent acquisitions of Shares, the Reporting Persons' beneficial ownership of the Shares has decreased by more than one percent. The Reporting Persons are filing this Schedule 13D/A in the event that the greater than one percent decrease in beneficial ownership as a result of the increase in the number of outstanding Shares is deemed to constitute a material change as defined in 17 C.F.R. Section 240.13d-2(a).

     The Reporting Persons have acquired the Shares for investment purposes and as set forth below:

     Each of the Reporting Persons may independently acquire additional Shares or dispose of some or all of its Shares.

     The Reporting Persons expect to evaluate on an ongoing basis their investment in the Issuer, and may independently from time to time acquire additional Shares, dispose of Shares or formulate other purposes, plans or proposals regarding the Issuer or the Shares held by the Reporting Persons in addition to those discussed above. Any such acquisitions or dispositions may be made, subject to applicable law, in open market or privately negotiated transactions or otherwise.

     Except as described above, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named in Schedule 1 hereto have any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer

     (a), (b)   Schedule 3 hereto, which is incorporated by reference herein, sets forth, as of August 17, 2005, information relating to the aggregate number of Shares of the Issuer and the percentage of the outstanding Shares of the Issuer as of such date (based upon information provided by the Issuer, there are 4,322,674 Shares outstanding as of that date) as to each of the Reporting Persons. With respect to the Shares set forth on Schedule 3, by virtue of its control over the Limited Partnerships, all decisions regarding voting and disposition of the Shares beneficially owned by the Limited Partnerships are made by Investment Manager, acting through its chief executive officer, president, or managing members. As such, the Limited Partnerships and the Investment Manager share voting and investment power with respect to the Shares. Therefore, as a result of their ownership interest in, and positions as officers and/or managers of the Investment Manager, Eric D. Hovde and Steven D. Hovde may be deemed to have beneficial ownership of the Shares. Neither the Investment Manager, nor their executive officers, or controlling persons beneficially owns any Shares personally or otherwise.

     (c) Schedule 4 hereto, which is incorporated by reference herein, describes, as of August 17, 2005, transactions in the Shares effected during the past sixty (60) days.

     (d)  None.

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

Item 7.  Materials to be filed as Exhibits

Exhibit A -    Consent Agreement pursuant to 17 C.F.R.  13d-1(k)(1)(iii)
Exhibit B -    Options Agreement between Morgan Stanley & Co. Incorporated and
               Financial Institution Partners III, L.P. (Incorporated by
               reference to the Schedule 13D filed with the Commission on
               January 10, 2003)
Exhibit C -    Customer Prime Broker Agreement between Morgan Stanley Co.
               Incorporated and Financial Institution Partners III, L.P.
               (Incorporated by reference to the Schedule 13D filed with the
               Commission on January 10, 2003)
Exhibit D -    Master Securities Loan Agreement between Morgan Stanley Co.
               Incorporated and Financial Institution Partners III, L.P.
               (Incorporated by reference to the Schedule 13D filed with the
               Commission on January 10, 2003)
Exhibit E -    Account Control Agreement between Morgan Stanley Co. Incorporated and Financial Institution Partners III, L.P. (Incorporated by
               reference to the Schedule 13D filed with the Commission on
               January 10, 2003)
Exhibit F -    Options Agreement between Morgan Stanley & Co. Incorporated and
               Financial Institution Partners, L.P. (Incorporated by reference to the Schedule 13D filed with the Commission on January 10,
               2003)
Exhibit G -    Customer Prime Broker Agreement between Morgan Stanley Co.
               Incorporated and Financial Institution Partners, L.P.
               (Incorporated by reference to the Schedule 13D filed with the
               Commission on January 10, 2003)
Exhibit H -    Master Securities Loan Agreement between Morgan Stanley Co.
               Incorporated and Financial Institution Partners, L.P.
               (Incorporated by reference to the Schedule 13D filed with the
               Commission on January 10, 2003)
Exhibit I -    Account Control Agreement between Morgan Stanley Co. Incorporated and Financial Institution Partners, L.P. (Incorporated by
               reference to the Schedule 13D filed with the Commission on
               January 10, 2003)
Exhibit J -    Options Agreement between Morgan Stanley & Co. Incorporated and
               Financial Institution Partners, Ltd. (Incorporated by reference to the Schedule 13D filed with the Commission on January 10,
               2003)
Exhibit K -    Customer Prime Broker Agreement between Morgan Stanley Co.
               Incorporated and Financial Institution Partners, Ltd.
               (Incorporated by reference to the Schedule 13D filed with the
               Commission on January 10, 2003)
Exhibit L -    Master Securities Loan Agreement between Morgan Stanley Co.
               Incorporated and Financial Institution Partners, Ltd.
               (Incorporated by reference to the Schedule 13D filed with the
               Commission on January 10, 2003)
Exhibit M -    Account Control Agreement between Morgan Stanley Co. Incorporated and Financial Institution Partners, Ltd. (Incorporated by
               reference to the Schedule 13D filed with the Commission on
               January 10, 2003)
Exhibit N -    Customer Agreement between Banc of America Securities LLC and
               Financial Institution Partners IV, L.P.
Exhibit O -    Prime Broker Agreement between Banc of America Securities LLC and
               Financial Institution Partners IV, L.P.
Exhibit P -    Partnership Agreement between Banc of America Securities LLC and
               Financial Institution Partners IV, L.P.




                                   Signatures


     After reasonable inquiry and to the best of his/its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him/it is true, complete and correct.

                         FINANCIAL INSTITUTION PARTNERS III, L.P., by its General Partner, HOVDE CAPITAL, LTD.

                         By:  /s/ Richard J. Perry, Jr.
                         -------------------------------------------------
                              Richard J. Perry, Jr.
                         Its: Secretary

                         FINANCIAL INSTITUTION PARTNERS, L.P., by its
                         General Partner, HOVDE CAPITAL IV, LLC

                         By:  /s/ Richard J. Perry, Jr.
                         -------------------------------------------------
                              Richard J. Perry, Jr.
                         Its: Secretary

                         FINANCIAL INSTITUTION PARTNERS, LTD., by its
                         General Partner, HOVDE CAPITAL OFFSHORE LLC

                         By:  /s/ Richard J. Perry, Jr.
                         -------------------------------------------------
                              Richard J. Perry, Jr.
                         Its: Secretary

                         FINANCIAL INSTITUTION PARTNERS IV, L.P., by its General Partner, HOVDE CAPITAL LIMITED IV, LLC

                         By:  /s/ Richard J. Perry, Jr.
                         -------------------------------------------------
                              Richard J. Perry, Jr.
                         Its: Secretary

                         HOVDE CAPITAL ADVISORS LLC

                         By:  /s/ Richard J. Perry, Jr.
                         -------------------------------------------------
                              Richard J. Perry, Jr.
                         Its: Secretary

                         ERIC D. HOVDE

                         /s/ Eric D. Hovde
                         -------------------------------------------------

                         STEVEN D. HOVDE

                         /s/ Steven D. Hovde
                         -------------------------------------------------


Dated:    08/17/05

                                   Schedule 1

                    INFORMATION RELATING TO REPORTING PERSONS

                                   Principal Business and
                                   Address of Principal Business
Name                               or Principal Office
----                               ------------------------------

Financial Institution              Limited partnership formed to
Partners III, L.P.                 make investments primarily in equity
                                   securities of financial institutions and
                                   financial services companies.

                                   1826 Jefferson Place, N.W.
                                   Washington, D.C. 20036
                                   Organized: State of Delaware

Financial Institution              Limited partnership formed to
Partners, L.P.                     make investments primarily in equity
                                   securities of financial institutions and
                                   financial services companies.

                                   1826 Jefferson Place, N.W.
                                   Washington, D.C. 20036
                                   Organized: State of Delaware

Financial Institution              Cayman Islands Exempted Company formed to
Partners, Ltd.                     make investments primarily in equity
                                   securities of financial institutions and
                                   financial services companies.

                                   c/o Olympia Capital (Cayman) Limited
				   c/o Caledonian House, PO Box 1043GT
				   Grand Cayman, Cayman Islands, BWI


Financial Institution              Limited partnership formed to
Partners IV, L.P.                  make investments primarily in equity
                                   securities of financial institutions and
                                   financial services companies.

                                   1826 Jefferson Place, N.W.
                                   Washington, D.C. 20036
                                   Organized: State of Delaware

Hovde Capital Advisors LLC         Limited liability company and registered
                                   investment adviser formed to serve as an
                                   investment manager.

                                   1826 Jefferson Place, N.W.
                                   Washington, D.C. 20036
                                   Organized: State of Delaware



    INFORMATION RELATING TO EXECUTIVE OFFICERS, DIRECTORS AND/OR CONTROLLING
                                     PERSONS

NAME                          PRINCIPAL OCCUPATION
ADDRESS                       BUSINESS ADDRESS              CITIZENSHIP
-------                       --------------------          -----------
Steven D. Hovde(4)            Investment banker             U.S.
1629 Colonial Parkway         Hovde Financial, Inc.
Inverness, Illinois 60067     1629 Colonial Parkway
                              Inverness, Illinois 60067
                              Investment banking firm

Eric D. Hovde (5)             Portfolio Manager             U.S.
1826 Jefferson Place, N.W.    Hovde Capital Advisors LLC
Washington, D.C. 20036        1826 Jefferson Place, N.W.
                              Washington, D.C. 20036
                              Registered Investment Adviser

-------------------------------------------------------------------------------
(4) Steven D. Hovde is affiliated with the following Reporting Persons: Chairman of Hovde Capital Advisors LLC

(5) Eric D. Hovde is affiliated with the following Reporting Persons:
President, Chief Executive Officer and Managing Member of Hovde Capital Advisors LLC

                                   SCHEDULE 2

     The following table sets forth the amount and source of funds used by each Reporting Person in acquiring the Shares beneficially owned by it.

                                        Amount
                                        Originally
                    Total               Financed/           Source of
Name                Consideration       Current Balance     Funds
-------------------------------------------------------------------------------

Financial           $     640,305       $0                  Working Capital
Institution
Partners III, L.P.

Financial           $ 1,007,118.4       $0                  Working Capital
Institution
Partners, L.P.

Financial           $  315,406.90       $0                  Working Capital
Institution
Partners. Ltd.

Financial           $ 110,839.37        $0                  Working Capital
Institution
Partners IV, L.P.

Hovde Capital       $2,073,669.50       $0                  Working Capital
Advisors LLC                                                Of Affiliates

Eric D. Hovde       $2,073,669.50       $0                  Working Capital
                                                            Of Affiliates

Steven D. Hovde     $2,073,669.50       $0                  Working Capital
                                                            Of Affiliates


-------------------------------------------------------------------------------

                                   SCHEDULE 3

      The following table sets forth the number and approximate percentage of Shares beneficially owned by each of the Reporting Persons. Each of the Reporting Persons has shared power to vote or to direct the vote and to dispose or to direct the disposition of the Shares of which each of them, respectively, possesses beneficial ownership.

                                                            Approximate
Name                          Number of Shares              Percentage
----                          ----------------              -----------


Financial Institution          83,700                       1.9%
Partners III, L.P.

Financial Institution         105,235                       2.4%
Partners, L.P.

Financial Institution          33,918                       0.8%
Partners, Ltd.

Financial Institution          14,065                       0.3%
Partners IV, L.P.

Hovde Capital Advisors LLC    236,918                       5.5%

Eric D. Hovde                 236,918                       5.5%

Steven D. Hovde               236,918                       5.5%
-------------------------------------------------------------------------------

Aggregate Shares Held by      236,418                       5.5%
Reporting Persons


                                   SCHEDULE 4

Description of Transactions in Shares Effected Within 60 Days.

The Reporting Persons have effected the following transactions in the Shares within sixty (60) days and all subsequent days up to May 5, 2003:

-------------------------------------------------------------------------------
               Transaction    Number of Transaction    Transaction    Broker
               Date           Shares    Price          Type
-------------------------------------------------------------------------------


Financial      08/15/05        318      $15.3472        Buy            REDI
Institution
Partners,
Ltd

Financial      08/17/05        500      $15.3500        Buy            REDI
Institution
Partners,
LTd.


-------------------------------------------------------------------------------


                                  EXHIBIT INDEX

                                                                      Page

Exhibit A -    Consent Agreement to 17 C.F.R. 13d-1(k)(1)(iii)       17

Exhibit B -    Options Agreement between Morgan Stanley & Co.
               Incorporated and Financial Institution
               Partners III, L.P. (Incorporated by reference to
               the Schedule 13D filed with the Commission on
               January 10, 2003)

Exhibit C -    Customer Prime Broker Agreement between Morgan
               Stanley Co. Incorporated and Financial Institution
               Partners III, L.P. (Incorporated by reference to the
               Schedule 13D filed with the Commission on January 10,
               2003)

Exhibit D -    Master Securities Loan Agreement between Morgan
               Stanley Co. Incorporated and Financial Institution
               Partners III, L.P. (Incorporated by reference to the
               Schedule 13D filed with the Commission on January 10,
               2003)

Exhibit E -    Account Control Agreement between Morgan Stanley Co.
               Incorporated and Financial Institution Partners
               III, L.P. (Incorporated by reference to the Schedule
               13D filed with the Commission on January 10, 2003)

Exhibit F -    Options Agreement between Morgan Stanley & Co.
               Incorporated and Financial Institution Partners, L.P.
               (Incorporated by reference to the Schedule 13D filed
               with the Commission on January 10, 2003)

Exhibit G -    Customer Prime Broker Agreement between Morgan
               Stanley Co. Incorporated and Financial Institution
               Partners, L.P. (Incorporated by reference to the
               Schedule 13D filed with the Commission on January
               10, 2003)

Exhibit H -    Master Securities Loan Agreement between Morgan
               Stanley Co. Incorporated and Financial Institution
               Partners, L.P. (Incorporated by reference to the
               Schedule 13D filed with the Commission on January
               10, 2003)

Exhibit I -    Account Control Agreement between Morgan Stanley Co.
               Incorporated and Financial Institution Partners, L.P.
               (Incorporated by reference to the Schedule 13D filed
               with the Commission on January 10, 2003)

Exhibit J -    Options Agreement between Morgan Stanley & Co.
               Incorporated and Financial Institution Partners, Ltd.
               (Incorporated by reference to the Schedule 13D filed
               with the Commission on January 10, 2003)

Exhibit K -    Customer Prime Broker Agreement between Morgan
               Stanley Co. Incorporated and Financial Institution
               Partners, Ltd. (Incorporated by reference to the
               Schedule 13D filed with the Commission on January
               10, 2003)

Exhibit L -    Master Securities Loan Agreement between Morgan
               Stanley Co. Incorporated and Financial Institution
               Partners, Ltd. (Incorporated by reference to the
               Schedule 13D filed with the Commission on January
               10, 2003)

Exhibit M -    Account Control Agreement between Morgan Stanley Co.
               Incorporated and Financial Institution Partners, Ltd.
               (Incorporated by reference to the Schedule 13D filed
               with the Commission on January 10, 2003)


Exhibit N -    Customer Agreement between Banc of America
               Securities LLC and Financial Institution
               Partners IV, L.P. (Incorporated by reference to
               the Schedule 13D/A filed with the Commission on
               May 5, 2003)

Exhibit O -    Prime Broker Agreement between Banc of America
               Securities LLC and Financial Institution
               Partners IV, L.P. (Incorporated by reference to
               the Schedule 13D/A filed with the Commission on
               May 5, 2003)

Exhibit P -    Partnership Agreement between Banc of America
               Securities LLC and Financial Institution
               Partners IV, L.P. (Incorporated by reference to
               the Schedule 13D/A filed with the Commission on
               May 5, 2003)




-------------------------------------------------------------------------------

                                                                       EXHIBIT A

            Consent Agreement Pursuant to 17 C.F.R. 13d-1(k)(1)(iii)

     Each of the undersigned hereby consents and agrees to the filing on behalf of each of them of the foregoing joint statement on Schedule 13D pursuant to 17 C.F.R. 13d-1(k)(1)(iii) with respect to his/its beneficial ownership of the shares of the Issuer.


                    FINANCIAL INSTITUTION PARTNERS III, L.P., by its General Partner, HOVDE CAPITAL, LTD.

                    By:  /s/ Richard J. Perry, Jr.
                    -------------------------------------------------
                         Richard J. Perry, Jr.
                    Its: Secretary

                    FINANCIAL INSTITUTION PARTNERS, L.P., by its
                    General Partner, HOVDE CAPITAL IV, LLC

                    By:  /s/ Richard J. Perry, Jr.
                    -------------------------------------------------
                         Richard J. Perry, Jr.
                    Its: Secretary

                    FINANCIAL INSTITUTION PARTNERS, LTD., by its
                    General Partner, HOVDE CAPITAL OFFSHORE LLC

                    By:  /s/ Richard J. Perry, Jr.
                    -------------------------------------------------
                         Richard J. Perry, Jr.
                    Its: Secretary

                    FINANCIAL INSTITUTION PARTNERS IV, L.P., by its General Partner, HOVDE CAPITAL LIMITED IV, LLC

                    By:  /s/ Richard J. Perry, Jr.
                    -------------------------------------------------
                    Richard J. Perry, Jr.
                    Its: Secretary

                    HOVDE CAPITAL ADVISORS LLC

                    By:  /s/ Richard J. Perry, Jr.
                    -------------------------------------------------
                         Richard J. Perry, Jr.
                         Its: Secretary

                    ERIC D. HOVDE

                    /s/ Eric D. Hovde
                    -------------------------------------------------

                    STEVEN D. HOVDE

                    /s/ Steven D. Hovde
                    -------------------------------------------------


Dated:    08/17/05